                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                 SCHEDULE 13D/A

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              ENVIROKARE TECH, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   29404N-209
                                 (CUSIP Number)

                                 Robert Davidson
                              Envirokare Tech, Inc.
                       641 Lexington Avenue, 14th Floor
                             New York, NY 10022
                      Tel.: 212-634-6333 Fax: 212-634-6339
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 31, 2006
             (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box |_|.

                              (Page 1 of 5 Pages)

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CUSIP No. 29404N-209                                               Page 2 of 5
                                 SCHEDULE 13D/A
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1    NAME OF REPORTING PERSON                                  Nicholas Pappas
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  |_|
                                                                     (b)  |X|
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*                                                      OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
     PURSUANT TO ITEMS 2(d) OR 2(e)
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6    CITIZENSHIP OR PLACE OF ORGANIZATION                              U.S.A.

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               7    SOLE VOTING POWER                               3,735,000
               ---------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER                                     0
   SHARES
BENEFICIALLY
  OWNED BY     ---------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                          3,735,000
  REPORTING
   PERSON
    WITH       ---------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                                0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Common Stock                                                   1,037,174
     Warrants and options to acquire common stock                   2,697,826
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          |_|
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   8.0%
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14   TYPE OF REPORTING PERSON*                                             IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No. 29404N-209                                          Page 3 of 5
Nicholas Pappas

Item 1. Security and Issuer

         Class of Securities:       Common Stock, par value $.001
         Name of Issuer:            ENVIROKARE TECH, INC.
                                    641 Lexington Avenue, 14th Floor
                                    New York, NY  10022
                                    Tel:  212-634-6333  Fax: 212-634-6339

Item 2. Identity and Background

      (a) Name:

        This Statement on Schedule 13D/A, dated April 3, 2006, is filed by the undersigned, NICHOLAS PAPPAS, to reflect certain holdings by Dr. N. Pappas relating to the outstanding Common Stock, par value $.001 per share (the
"Common Stock"), of Envirokare Tech, Inc. (the "Issuer").  Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in this Schedule 13D/A.  Dr. N. Pappas (the "Reporting Person"), is the
direct beneficial owner of 3,731,000 shares of Common Stock of the Issuer and indirect beneficial owner of 4,000 shares of Common Stock of the Issuer owned by his wife, as to which the Reporting Person disclaims beneficial ownership.

      NOTE: The percentage ownership calculations in this Schedule 13D/A filing are based on 44,247,032 shares of the Issuer's Common Stock outstanding at
December 31, 2005.

      (b) Residence or business address:

       The principal address of the Reporting Person is c/o 641 Lexington
Avenue, 14th Floor, New York, NY 10022.

      (c) Principal business or occupation:

       The principal occupation of the Reporting Person is Chairman of the
Board of Directors and CEO of the Issuer.

      (d) Not applicable

      (e) Not applicable

      (f) Citizenship:

       The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

       The funds for the purchase were provided by the Reporting Person's personal funds. No funds were borrowed for this purpose.

Item 4. Purpose of the Transaction

       The purpose of the transaction was solely for investment purposes.

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CUSIP No. 29404N-209                                         Page 4 of 5
Nicholas Pappas

Item 5. Interest in Securities of the Issuer

      (a) Aggregate number of securities     3,735,000 shares of Common Stock*
      Percentage of class of securities:           8.0%

     * NOTE:  Reporting Person has direct beneficial ownership of
1,033,174 shares of Common Stock, immediately exercisable warrants to purchase 300,000 shares of Common Stock and immediately exercisable options to purchase 2,397,826 shares of Common Stock. The Reporting Person has indirect beneficial ownership of 4,000 shares of Common Stock owned by his wife, as to which the Reporting Person disclaims beneficial ownership.  This
Schedule 13D/A does not include 60,000 shares of Common Stock and warrants to purchase 100,000 shares of the Issuer’s Common Stock owned by adult children not residing with the Reporting Person.  The Reporting Person disclaims beneficial ownership as to such securities.

      (b) Sole voting power:                            0
          Shared voting power:                  3,735,000
          Sole dispositive power:                       0
          Shared dispositive power:             3,735,000

      (c) On January 31, 2006, the Reporting Person exercised options to purchase an aggregate total of 150,000 shares of Common Stock of the
Issuer for the exercise price of $0.23 per share, or an aggregate purchase price of $34,500.  On August 29, 2005, the Reporting Person exercised options to purchase an aggregate total of 652,174 shares of
Common Stock of the Issuer for the exercise price of $0.23 per share, or an aggregate purchase price of $125,000.  On November 15, 2005, the
Reporting Person acquired the right to acquire 30,000 shares of the
Issuer’s Common Stock by exercise of a warrant that was assigned to the
Reporting Person’s name.  The Reporting person exercised that warrant to acquire 30,000 shares of the Issuer’s Common Stock on November 15, 2005.
The Reporting Person disclaims beneficial ownership of 10,000 shares of this acquisition that are in the name of his son.  During August 2004, pursuant to two warrant amendment agreements between the Reporting
Person and the Issuer, currently outstanding warrants were amended to lengthen the exercise period to the extent such warrants were exercised on or before March 31, 2007 and November 11, 2008.  The Reporting Person
entered into such agreements as to (1) 100,000 warrants with an exercise price of $0.40 and an expiration date of December 31, 2005 and (2)
200,000 warrants with an exercise price of $0.40 and an expiration date of August 1, 2007. The warrant acquisitions and amendment transactions were effected as private offerings exempt from registration under the
Securities Act of 1933 pursuant to Rule 506 of Regulation D promulgated thereunder.
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CUSIP No. 29404N-209                                         Page 5 of 5
Nicholas Pappas

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2006               /S/  Nicholas Pappas
                                      ----------------------------
                                       Nicholas Pappas

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U. S. C. 1001).